UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Director

On April 1, 2026, Innovation Beverage Group Ltd (the “Company”) appointed Justin Pettett to its Board of Directors as a non-executive, independent director, effective immediately.

In connection with his appointment, the Company entered into a Non-Executive Director’s Agreement with Mr. Pettett, dated April 1, 2026, pursuant to which Mr. Pettett will receive director compensation in accordance with the Company’s standard arrangements for non-executive directors, including an annual fee and reimbursement of reasonable expenses. There are no arrangements or understandings between Mr. Pettett and any other person pursuant to which he was appointed as a director.

The Company believes that Mr. Pettett’s appointment will strengthen the Board’s capabilities as the Company continues to advance its strategic initiatives and long-term growth plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: May 22, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer